1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2010
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date December 29, 2010	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The full text of the following information published by Aluminum Corporation of China Limited* on the website of the Shanghai Stock Exchange is set out herein for reference purpose only.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
29 December 2010

As at the date of this announcement, the members of the Board comprise Mr. Xiong Weiping, Mr. Luo Jianchuan and Mr. Liu Xiangmin (executive Directors); Mr. Shi Chungui and Mr. Lv Youqing (non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (independent non-executive Directors).

* For identification purpose only

Stock Code: 601600	Stock Name: Chalco	No.: 2010 Lin-28

ALUMINUM CORPORATION OF CHINA LIMITED
ANNOUNCEMENT ON RESOLUTIONS PASSED AT
THE EIGHTH MEETING OF THE FOURTH SESSION OF
THE BOARD OF DIRECTORS

The Company and all members of the board of directors (the "Board") warrant the truthfulness, accuracy and completeness of the contents of this announcement, and accept joint responsibilities for any false representations, misleading statements contained herein or material omissions from this announcement.

The eighth meeting of the fourth session of the Board of Aluminum Corporation of China Limited* (the "Company") considered and approved the following proposals by way of written resolution. The consideration and voting procedures for the written resolutions are in compliance with the requirements of laws, rules, regulations, and the Articles of Association.

I.	THE PROPOSAL IN RELATION TO ACQUISITION OF EQUITY INTERESTS IN CHINA ALUMINUM INTERNATIONAL TRADING CO., LTD.* BY THE COMPANY WAS CONSIDERED AND APPROVED

(1)

It was approved that the Company will participate in the bidding for 9.5% equity interests in China Aluminum International Trading Co., Ltd.* ("CIT") held by China Aluminium Development Co., Ltd. ("Chinalco Development") and to be transferred by it through China Beijing Equity Exchange by way of open listing.

As Chinalco Development is a wholly-owned subsidiary of Aluminum Corporation of China ("Chinalco"), the controlling shareholder of the Company, the potential acquisition of 9.5% equity interests in CIT held by Chinalco Development upon the successful bidding by the Company will constitute a connected transaction of the Company.

(2)

It was approved that an Independent Board Committee would be established to advise the independent shareholders in respect of the aforesaid connected transaction. The Independent Board Committee will consist of the independent directors of the Company, namely Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao.

(3)	It was approved that the management of the Company would be authorized to deal with all matters and to execute all necessary documents in connection with the aforesaid equity transaction.

(4)	It was approved that the aforesaid matters would be submitted to the general meeting of the Company for consideration and approval.

II.	THE PROPOSAL IN RELATION TO ISSUANCE OF DEBT FINANCING INSTRUMENTS BY THE COMPANY WAS CONSIDERED AND APPROVED

(1)

It was considered and approved that during the period from the registration with the National Association of Financial Market Institutional Investors to the date on which the annual general meeting for the year ending 2011 is held, the Company would issue debt financing instruments in inter-bank bond market in one or several tranches and the aggregate outstanding balance of all debt financing instruments shall be not more than RMB47 billion (including the issued short-term bonds and medium-term notes in an aggregate of RMB22 billion).

(2)

It was approved that Chairman of the Company or other person authorized by the Chairman, taking into account the needs of the Company, would be authorized to approve the types, specific terms and conditions of the issue of bonds and other matters relating thereto (including but not limited to, the determination of the type, amount, interest rate, term, rating, use of proceeds), deal with approval matters, engage intermediary institutions, submit relevant application documents to the regulatory authorities for approvals, and execute requisite legal documents in connection with the issuance of the debt financing instruments and make relevant disclosure in accordance with regulatory requirements.

(3)	It was approved that the aforesaid matters would be submitted to the general meeting of the Company for consideration and approval.

Documents available for inspection: Resolution Passed at the Eighth Meeting of the Fourth Session of the Board of Directors of Aluminum Corporation of China Limited*

The Board of Aluminum Corporation of China Limited*
29 December 2010

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary